SUMMARY:  Adage, Inc. (NASDAQ: ADGE)
                                                Announces 3rd Quarter Results
                                                Change in Certifying Accountants

Company Contact:
William P. Kelly
VP of Finance and CFO
Adage, Inc.
407-984-1414

WEST CHESTER, PENNSYLVANIA NOVEMBER 14, 1997 ... ADAGE, INC. (NASDAQ: ADGE)

     Adage, Inc., a producer of wireless communications products, reported operating results for the third quarter ended September 30, 1997.

     Revenues for the quarter were $11.0M, a decrease of $.6M (5.4%) from the same period in 1996 and a decrease of $2.6M (19.4%) from the second quarter of 1997. Earnings from continuing operations were $128K compared to $156K for the same period in 1996, and $48K for the second quarter ended June 30, 1997. Certain expense items were classified which resulted in a restatement of the quarter 2 results. The restatment did not change net earnings.

     Revenues in the company's core product lines, two-way land mobile products, increased 10.2% from 1996 on the strength of a long-term contract with the U.S. Army which started this year. This improvement, however, was offset by lower customer demand in the load management and component product lines. Increased earnings reflect the initial benefit associated with the consolidation of operations in the West Melbourne, Florida facility from Lawrence, Kansas. Management expects to realize additional cost improvements in future quarters as the consolidation program continues. Additionally, the company significantly upgraded its manufacturing capability with an investment in state-of-the-art surface-mount equipment. This investment will improve throughput and first-pass quality.

     The company also announced a change in its certifying accountants. Ernst & Young LLP have been selected as the certifying accountants for 1997. William
P. Kelly, VP of Finance and CFO stated that "Ernst & Young is a welcome addition. They will contribute to and strengthen our management and financial teams".


                                  ADAGE, INC.
                    CONDENSED FINANCIAL STATEMENTS OF INCOME
                                  (Unaudited)
                    FOR THE THREE MONTHS ENDED SEPTEMBER 30

                                1997                 1996
                                ----                 ----
                                     000's Omitted
Sales                         $10,973               $11,596

Net Income (Loss) From
Continuing Operations            $128                  $156

Net Income (Loss) From
Discontinued Operations           $92                 ($240)

Net Income (Loss)                $220                  ($84)

Earnings Per Share
Continuing Operations           $0.02                 $0.03
Discontinued Operations         $0.02                ($0.05)
Net Income (Loss)               $0.04                ($0.02)

Weighted Average
Common Shares Outstanding   5,030,387             4,126,698




                                  ADAGE, INC.
                    CONDENSED FINANCIAL STATEMENTS OF INCOME
                                  (Unaudited)
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                1997                 1996
                                ----                 ----
                                       000's Omitted
Sales                         $34,042               $35,582

Net Income (Loss) From
Continuing Operations            ($84)                 $435

Net Income (Loss) From
Discontinued Operations         ($314)                ($242)

Net Income (Loss)               ($398)                 $193

Earnings Per Share
Continuing Operations          ($0.02)                $0.09
Discontinued Operations        ($0.06)               ($0.05)
Net Income (Loss)              ($0.08)                $0.04

Weighted Average
Common Shares Outstanding   5,080,977             5,124,473